UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-24024

VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
(Full title of the Plan)

VENTURE FINANCIAL GROUP, INC.
(Name of the issuer of the securities held pursuant to the Plan)

1495 Wilmington Drive., P.O. Box 970
DuPont, WA 98327
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2006, prepared in accordance with the financial reporting requirements of ERISA.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AND FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2-3
Statements of changes in net assets available for benefits	4-5
Notes to financial statements	6-11

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Venture Financial Group, Inc.
Employee Stock Ownership Plan (with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of the Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Washington
July 13, 2007

(This page is intentionally left blank.)

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006		Company Stock

	Mutual Funds	Allocated	Unallocated	Total

ASSETS

Investments, at fair value

Mutual funds	$2,735,419	$-	$ -	$2,735,419

Venture Financial Group, Inc.

common stock	-	6,187,749	-	6,187,749

	2,735,419	6,187,749	-	8,923,168

Receivables

Transfer from ESOP	-	93,429	-	93,429

Cash	-	43	-	43

Total assets	2,735,419	6,281,221	-	9,016,640

LIABILITIES

Payable - due to former participants	-	111	-	111

Transfer to ESOP	-	130,223	-	130,223

Total liabilities	-	130,334	-	130,334

NET ASSETS AVAILABLE FOR PLAN

BENEFITS	$2,735,419	$6,150,887	$ -	$8,886,306

See accompanying notes. 2

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005		Company Stock

	Mutual Funds	Allocated	Unallocated	Total

ASSETS

Investments, at fair value

Mutual funds	$2,075,447	$-	$-	$2,075,447

Venture Financial Group, Inc.

common stock	-	11,748,795	557,304	12,306,099

	2,075,447	11,748,795	557,304	14,381,546

Cash	-	1,312	-	1,312

Total assets	2,075,447	11,750,107	557,304	14,382,858

LIABILITIES

Payable - VFG cash dividend	-	6	-	6

Payable - due to former participants	-	87	-	87

Unsecured, non-interest-bearing note	-	-	493,000	493,000

Total liabilities	-	93	493,000	493,093

NET ASSETS AVAILABLE FOR PLAN

BENEFITS	$2,075,447	$11,750,014	$64,304	$13,889,765

See accompanying notes. 3

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

		Company Stock

	Mutual Funds	Allocated	Unallocated	Total

ADDITIONS

Investment income

Net appreciation in fair value of

mutual funds	$358,750	$-	$-	$358,750

Net appreciation in fair value of

VFG common stock	-	563,491	-	563,491

Dividends	-	82,607	-	82,607

Interest	-	623	-	623

Total investment income	358,750	646,721	-	1,005,471

Contributions

Participant	473,135	390,602	-	863,737

Rollovers	16,875	-	-	16,875

Total contributions	490,010	390,602	-	880,612

Total additions	848,760	1,037,323	-	1,886,083

DEDUCTIONS

Benefits paid to participants	188,788	323,255	-	512,043

Transfer to ESOP	-	6,313,195	64,304	6,377,499

Total deductions	188,788	6,636,450	64,304	6,889,542

NET INCREASE (DECREASE)	659,972	(5,599,127)	(64,304)	(5,003,459)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	2,075,447	11,750,014	64,304	13,889,765

End of year	$2,735,419	$6,150,887	$-	$8,886,306

See accompanying notes. 4

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

		Company Stock

	Mutual Funds	Allocated	Unallocated	Total

ADDITIONS

Investment income

Net appreciation in fair value of

mutual funds	$183,739	$-	$-	$183,739

Net appreciation in fair value of

VFG common stock	-	1,293,337	64,304	1,357,641

Dividends	-	193,091	-	193,091

Interest	-	926	-	926

Total investment income	183,739	1,487,354	64,304	1,735,397

Contributions

Employer	-	410,000	-	410,000

Participant	365,668	361,903	-	727,571

Rollovers	-	22,934	-	22,934

Total contributions	365,668	794,837	-	1,160,505

Total additions	549,407	2,282,191	64,304	2,895,902

DEDUCTIONS

Benefits paid to participants	562,072	2,591,500	-	3,153,572

NET INCREASE (DECREASE)	(12,665)	(309,309)	64,304	(257,670)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	2,088,112	12,059,323	-	14,147,435

End of year	$2,075,447	$11,750,014	$64,304	$13,889,765

See accompanying notes. 5

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation

The following description of the Venture Financial Group, Inc. (the Company) Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) provides only general information. Participants should refer to the Plan document, as amended, for a more detailed description of the Plan’s provisions.

General - The Company established the Plan effective January 1, 1980. As of January 1, 1997, the Plan was amended and restated, and operates as an employee stock ownership plan with 401(k) provisions designed to comply with Section 4975(e)(7) of the Internal Revenue Code, as amended (the Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

As of January 1, 2006, the Plan was amended and restated and split into two separate plans, Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (KSOP) and Venture Financial Group, Inc. Employee Stock Ownership Plan (ESOP).

The assets that have been acquired by employee contributions remain in the KSOP, whereas the assets that have been acquired by employer contributions were transferred to the ESOP.

In 2006, 323,721 shares were transferred from the KSOP to the ESOP. A subsequent analysis of activity revealed that the correct number of shares that should have been transferred was 329,778. This resulted in a stock payable from the KSOP to the ESOP of 6,057 shares, or $130,223, at December 31, 2006. At the same time, it was determined that the ESOP should have transferred $93,429 in cash to the KSOP. This resulted in a receivable for the KSOP at December 31, 2006.

The Plan is administered by a Board of Trustees (the Trustee) and an Administrative Committee (the Committee).

Eligibility - Employees of the Company are generally eligible to make salary reduction contributions to the KSOP 90 days following the participant’s initial date of service.

Contributions - Participants may elect to contribute any amount of their total compensation up to the maximum allowed under the Internal Revenue Code.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment for his or her entire account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Distributions are made in cash, or, if a participant elects, in the form of Company common shares, plus cash for any fractional share.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation (continued)

Under the provisions of the KSOP, the Company is obligated to repurchase participant shares that have been distributed under the terms of the KSOP. The Company may allow the Plan to purchase Company stock tendered to the Company under the terms of the KSOP. During 2006 and 2005, the Company did not repurchase any shares from participants. However, during 2006 and 2005, the KSOP did repurchase shares from participants as an investment. In 2006, 10,972 shares were purchased from participants and on the open market at a weighted-average price of $19.50 per share, and, in 2005, 21,941 shares were purchased from participants and on the open market at a weighted-average price of $19.66 per share. Of the total distributions in 2006, $156,164 was made in stock and $167,091 was paid in cash. Of the total distributions in 2005, $2,541,216 was made in stock and $612,356 was paid in cash.

Voting rights - All Company stock in the KSOP is voted by the Trustee at the Trustee’s sole discretion, except for certain corporate matters outlined in the KSOP plan document. For these corporate matters, each participant may direct the Trustee as to the voting rights attributable to shares of Company stock then allocated to the participant’s stock account. Any allocated shares for which voting instructions are not received will not be voted by the Trustee. Unallocated shares were voted in the manner determined by the Trustee.

Termination of plan - Although it has not expressed any intent to do so, the Company reserves the right to terminate the KSOP at any time, subject to KSOP plan provisions. Participants are 100% vested in their balances. Upon termination of the KSOP, the interest of each participant in the KSOP will be distributed to the participant or to his or her beneficiary at the time prescribed by the KSOP terms and the Code. Also upon termination, the Committee will direct the Trustee to pay all liabilities and expenses of the KSOP.

Risks and uncertainties - The KSOP provides for various investment options which, in turn, make a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Participant accounts - Each participant’s account is credited with his or her contribution, plus allocations of KSOP earnings. Allocations are based on participant earnings or account balances, as defined.

Vesting - Participants are immediately vested in their contributions, plus actual earnings.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 1 - Plan Description and Basis of Presentation (continued)

Put option - Under federal income tax regulations, the Company stock that is held by the KSOP and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The Company may allow the Plan to purchase Company stock tendered to the Company under the terms of the KSOP. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments that are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the KSOP are prepared under the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition - The KSOP’s investments are stated at fair value. The fair value of the common shares of the Company is determined by annual independent appraisals. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the KSOP at year-end.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The net appreciation in fair value of investments consists of both realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits - Benefits are recorded when paid.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

New accounting pronouncement - As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (SOP 94-4-1), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. SOP 94-4-1 requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. SOP 94-4-1 was applied retroactively to the statement of net assets available for benefits as of December 31, 2005, and does not impact total net assets available for benefits reported by the Plan. The statement of changes in net assets available for benefits is prepared on a contract value basis for the Principal Stable Value Fund.

Note 3 - Investments

The following presents separately investments that represent 5% or more of the KSOP’s net assets at December 31:

	2006	2005

Venture Financial Group, Inc. Common Stock

Allocated shares	$6,187,749	$11,748,795

Unallocated shares	$-	$557,304

New Perspective Fund (mutual fund)	$2,735,419	$716,934

During the years ended December 31, 2006 and 2005, the KSOP’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Venture Financial Group, Inc. Common Stock

Allocated shares	$563,491	$1,293,337

Unallocated shares	-	64,304

Mutual funds	358,750	183,739

	$922,241	$1,541,380

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 4 - Non-Participant Directed Investments

The non-participant directed investments consist of the employer contribution portion of the Company common stock investment balances. In 2006, the employer contribution portion of the Plan was transferred into the ESOP. Consequently, there are no non-participant related investments in 2006. Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments for 2005 is as follows:

2005

Net assets

Venture Financial Group, Inc. Common Stock

Allocated shares, dollar value	$6,312,550

Allocated shares, number of shares	$323,721

Venture Financial Group, Inc. Common Stock

Unallocated shares, dollar value	$557,304

Unallocated shares, number of shares	$28,580

Cash	$645

Unsecured, non-interest-bearing note	$(493,000)

Changes in net assets

Contributions	$410,000

Dividends	106,067

Net appreciation allocated shares	696,702

Net appreciation unallocated shares	64,304

Benefits paid to participants	(1,549,124)

$(272,051)

Note 5 - Tax Status

The Plan obtained its latest determination letter on March 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 6 - Plan Administration

Shares of the Company’s common stock are held by the Trustee of the KSOP. Company contributions are also held and managed by the Trustee, who invests cash received plus interest, and makes distributions to participants. If no shares of common stock are available for purchase, contributions are invested by the Trustee in a money market account until shares become available.

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan Administration (continued)

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the KSOP.

The Company has retained the services of a third-party administrator to perform other administrative functions. The Company has also employed an independent third party to serve as custodian for a significant amount of the KSOP’s assets. Administrative expenses for the third-party administrator and investment fees are paid by the Company.

Note 7 - Investment in Common Stock

The investment in common stock of the Company is based on a fair value of $21.50 per share on December 31, 2006 and $19.50 per share on December 31, 2005. Fair value is determined annually by an independent appraisal.

At December 31, 2006 and 2005, the KSOP held 281,745 and 602,502 of allocated shares of the Company’s common stock, respectively. At December 31, 2006, there were no unallocated shares. At December 31, 2005, there were 28,580 unallocated shares. The shares held by the KSOP as of December 31, 2006 and 2005 were purchased at a cost of $2,452,312 and $5,109,211, respectively.

Note 8 - Party-in-Interest Transactions

Contributions made by participants electing to invest in Company common stock and all Company contributions are deposited into an interest-bearing account held at Venture Bank, a subsidiary of the Company. Cash from this account is used to purchase Company common stock and make cash distributions to participants.

In December 2005, the Plan borrowed $493,000 from the Company to purchase Company stock that was available for sale. The terms of the loan are zero percent interest, with five annual installments of $93,000 in 2006 and four $100,000 payments scheduled annually thereafter.

The total number of shares purchased was 28,580. These shares are treated as unallocated on the Plan’s Statement of Plan Assets. These shares will be allocated to the participants in the plan on a pro rated basis as the loan is repaid.

In 2006, this loan, along with the related unallocated shares, was transferred to the ESOP.

Note 9 - Transfer of Plan Custodian

During the Plan year, custodial duties transferred from American Funds Service Company to the Principal Financial Group.

SUPPLEMENTAL SCHEDULE

VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)
E.I.N. 91-1586479, PLAN NUMBER 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (held at end of year)
DECEMBER 31, 2006

		(c)

		DESCRIPTION OF INVESTMENT,

	(b)	INCLUDING MATURITY DATE,

	IDENTITY OF ISSUER,	RATE OF INTEREST,		(e)

	BORROWER, LESSOR,	COLLATERAL, PAR, OR	(d)	CURRENT

(a)	OR SIMILAR PARTY	MATURITY VALUE	COST **	VALUE

*	Principal Funds	Money Market Sep Account		$2,719,099

		Stable Value Fund		16,320

*	Venture Financial Group, Inc.	Company Common Stock	$2,452,312	6,187,749

				$8,923,168

*	Party-in-interest to the Plan as defined by ERISA

**	Historical cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2007	VENTURE FINANCIAL GROUP, INC. EMPLOYEE
STOCK OWNERSHIP PLAN (WITH 401(k)
PROVISIONS)

By: /s. Sandra L. Sager
Sandra L. Sager, Trustee

EXHIBIT INDEX
Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm